October 16, 2009



VIA U.S. MAIL AND FACSIMILE

Mary K. Johnson, Esq.
Phoenix Life Insurance Company
One American Row
Hartford, CT 06102-5056

      RE:	PHL Variable Insurance Company:
      Phoenix Guaranteed Income Edge
      Initial Registration Statement filed on Form S-1
      File No. 333-161382

Dear Ms. Johnson:

      The staff reviewed the above-referenced initial registration statement, which the Commission received on August 17, 2009. We have given the registration statement a full review. Based on our review, we have the following comments. Page references are to the pages in the unmarked courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form S-1.

GENERAL

1.	Phoenix Variable Insurance Company currently has an effective registration statement for a similar product also referred to as the
"Phoenix Guaranteed Income Edge" ("Income Edge I"). Therefore, to limit confusion among prospective purchasers, please consider revising the name of this product in order to better distinguish it from Income Edge I.

2.	Please use the parenthetical "(or, if you have purchased the
Spousal Income Guarantee, you and your spouse)" consistently throughout the prospectus, for example, between "while you" and "are still living" in the last bullet point under "Income Edge Lifetime Income Payments" on page 7

3.	Please provide all defined terms consistently throughout the prospectus. Please note the following as only some examples of inconsistent use of defined terms.

-	In the fourth paragraph on page 4, "Account" means the
Investors
Capital Investor Protector investment advisory account, but note the
use of "Investor Protector Program" and just "Program" in the second
bullet point under "Withdrawals" on page 8.
-	See comment 9.f.i. below.
-	Compare use of the following terms: "Asset Allocation
Strategies" (last paragraph on page 12); "model portfolios" (page
13); and "asset allocation portfolios" (last paragraph on page
14).
-	The second paragraph following the second example on page 25 refers to the "annual amount of income payments" in lieu of just "Retirement Income Amount."
-	"Excess Withdrawals" in lower case on page 28 although it is defined on page 19.

4.	Please explain to the staff whether Phoenix intends to offer additional similar products through separate registration statements or simply adding them to this registration statement.

PROSPECTUS

5.	The latter part of the fourth sentence in the second to last paragraph of the outside front cover page states, "to date, no conclusions have been reached on these issues." Therefore, please update the staff as to any change in status of your request for a ruling on the tax treatment of the Income Edge by the Internal Revenue Service.

6.	Phoenix Guaranteed Income Edge (Income Edge") (page 4)

      The first sentence of the second paragraph includes an "and/or." Please clarify the statement either here or at least in the fuller discussion under "How do you Purchase An Income Edge?" on page
11, i.e., under what circumstances is it both entities and under what circumstances is it just one of them.

Please apply the same as to the issuance of individual annuity contracts in the third sentence and also disclose any differences between contract and certificate owners in terms of their rights or obligations of the company

7.	Summary of Income Edge (page 4)

a.	The prospectus notes in the second paragraph of the preamble to
this section that the benefit is "subject to certain conditions." The most notable of these are limits on annual withdrawals and the requirement to invest all amounts in the account in one of certain asset allocation models. Please note this fact in the preamble to the summary.

b.	The fourth sentence of the first bullet point under "How Does the Income Edge Work?" states that Retirement Income Base ("RIB") is equal to the Account value on the certificate effective date.
Please
include appropriately risk disclosure regarding this statement under
"Risk Factors" beginning on page 7, i.e., risk that Account value may drop from time account is opened until Income Edge is elected and effective as suggested by the second example on page 21 and as provided in last sentence of first bullet point under "Timing
Issues"
on page 9.

c.	Please clarify with the staff whether a bullet point should
be
provided under "How Does the Income Edge Work?" in this prospectus, which provides similar disclosure to that provided in the second bullet point under the same sub-section in the Income Edge I prospectus.

Please apply the same to "Timing Issues" sub-section in this prospectus compared to second bullet point of same sub-section in the
Income Edge I prospectus.

d.	The definition for an Annual Optional Increase is referred to many times in the summary, the definition section only refers the reader to the page, requiring the reader to flip the pages multiple times to understand what the term means. Please either define terms when first used, cross reference them when first used to the section where the definition is found or, if reference to the definitions section is made, revise the definitions section to actually include the definition.

e.	In the first paragraph of the "How Does the Income Edge
Work?"
subsection, the prospectus refers to "Covered Assets," which is defined as assets that are "invested in accordance with one of the four model portfolios established by Investors Capital." It is unclear whether this has the same meaning as assets that, as described in the first paragraph of the Risk Factors section, are invested in compliance with the Permitted Ranges. Please clarify with the staff whether this is the case and, if so, please consider using one term or the other in order to minimize the number of defined terms and avoid confusion.

f.	Under "How is the Income Edge fee percentage for my
certificate
determined" on page 6, please include a fee table reflecting both current and maximum fees of the various model portfolios applicable to the Individual Income and Spousal Income Guarantees as was provided in the "What Does the Income Edge Cost?" subsection of the
Income Edge I prospectus.

Moreover, when describing the Income Edge fee, please be clear as to the duration of any applicable fees, i.e., up through or also after the Retirement Income Date ("RID").

g.	In the same subsection, the prospectus notes that pricing may change after the investor applies for the contract. Please clarify what opportunity the investor will be given to review pricing information before enrollment and also clarify with the staff how the provision of that information will comply with the Securities Act of
1933.

h.	The prospectus notes in the second bullet point in this
subsection that noncompliant withdrawals reduce the RIB on a pro-rata basis. For clarity, please make clear this means that noncompliant aggregate withdrawals taken when the Account value is less than the
RIB means that the withdrawals will reduce the RIB on more than a dollar for dollar basis. Please also note this in the third bullet of the "How Does the Income Edge Work" subsection of the summary.

i.	Under "Additional fees related to your Account" on page 6,
please explain to the staff the difference between the Investors
Capital advisory fee portion of the Investor Protector Program and the financial advisor consulting fee.

j.	Also, the prospectus uses the phrase "Account fee" and
"Investor
Protection Program fee" interchangeably. If they are the same, please use one term consistently to avoid confusion.

k.	Please include appropriate cross-references to the more
detailed
discussion of those features covered in the summary when applicable.

8.	Incorporation of Certain Documents by Reference (page 6)

a.	In addition to the documents listed, the registrant`s
quarterly
report for the period ended March 31, 2009 should be incorporated by reference. See Item 12(a)(2) of Form S-1.

b.	The registrant`s Form 10-K and 10-Q do not appear to include the
proper form of certification required under Section 302 of the Sarbanes-Oxley Act. The certification should make reference to the responsibility of the certifying officers` responsibility for establishing and maintaining internal controls over financial reporting. Please amend the registrant`s 10-K and 10-Q filings, including the 10-Q filing noted in comment 1 above, to include the proper form of certification.

c.	  Please include the information required by Items 11(f) and
(g). Note that the supplemental financial information should be provided for each quarter of the two most recent fiscal years, and also each quarter between the end of the most recent fiscal year and the latest balance sheet included in the filing.

9.	Risk Factors (page 7)

a.	Please reconcile the bolded paragraph at the end of the first bullet point under "Income Edge Lifetime Income Payments" with the disclosure under "What Happens if Your Account is Managed in a Manner
Unacceptable to Us?" on page 15, which describes a "Cure Period."

Please make sure that reconciled disclosure is reflected wherever else applicable, e.g., first bolded sentence under on page 9.

b.	In the second paragraph under Financial Strength of PHL
Variable
Insurance Company on page 7, please identify the three NRSROs.

c.	Please disclose, in plain English, what would happen if the
company were unable to pay for the benefits of the Income Edge.

      d.	Withdrawals (page 8)

i.	In the third bullet point, please provide parallel disclosure to
the second sentence with respect to withdrawals prior to the RID that reduce Account value to zero. In doing so, please be clear as to whether you are talking about withdrawals before or on/after the RID.

ii.	In the third bullet point, please apply parenthetical "(or,
if
greater, the RMD)" consistently through this passage as well as throughout the prospectus. For example, the prospectus notes in the first bullet that withdrawals in excess of the RIA or the RMD if greater, may reduce the benefit. However, the prospectus notes in the third bullet that withdrawals in excess of the RIA can terminate the benefit without mentioning the RMD, making it unclear whether this is the case where that withdrawal is also in excess of the RMD.
Please also define the phrase RMD or provide an appropriate cross references as discussed above.

iii.	In the second to last bullet point, please note that
exercising
the Annual Optional Increase may result in a higher RIB as well as higher Income Edge fees.

	e.	Asset Allocation Strategies in the Account (page 9)

i.	It is unclear whether changes in relative asset values of the investment options selected by an investor could result in investments that do not comply with the Permitted Ranges. If this is the case, please note this as a risk in this subsection and clarify whether the investor would receive notice of the event.

ii.	The prospectus states here and in the first bullet point in
the
Risk Factors section on page 7 that a model "becom[ing] inappropriate for [the investor`s] investment advisory account" could be deemed a failure to invest in accordance with the Permitted Ranges. Please clarify what is intended by this phrase, especially in a circumstance where the model is available for new investments and the investment allocations comply with the stated numerical ranges. Please also provide examples of the circumstances that could drive such a determination, and who or what entity makes such determinations.

f.	The prospectus notes in the withdrawal subsection of the Risk
Factors section that withdrawals before the RID will reduce the RIB.
In the last bullet point, the prospectus separately notes that withdrawals taken "to invest in another investment account or other
[non-qualifed] asset allocation strategy" may result in a reduction of the RIB. Please confirm that such withdrawals only reduce the RIB if taken before the RID (by, for example, inserting a clause that indicates the withdrawals taken as a consequence of the dissatisfaction are made before the RID).

	g.	Timing Issues (page 9)

i.	Based on comparison of first bullet point here with that
under
"How does the Income Edge Work?" on page 4, it appears that the certificate date and the calculation of the RIB must both occur on a business day. Please clarify all relevant disclosure to make this clear in lieu of explaining that the RIB is determined "as of the close of business on the first business day . . . ."

		Please also note that "business day" is not defined until page 15.

ii.	Please be more precise in the first sentence of the second
bullet point, i.e., "(after you first purchase your Income Edge)" vs.
"(after your certificate effective date)."

iii.	Please reconcile the last sentence of the second bullet point with the disclosure under "Increases From Additional Contributions to
Your Account" on page 21 with respect to the Liquidation Period in terms of when and why some assets would be refunded instead of retained in the Account. The prospectus should also indicate whether any notice of the refund or retention of assets will be provided.

Please also note that the possibility of retention while keeping the
Income Edge is inconsistent with the disclosure in the first bullet point of the Risk Factors section that failure to invest all Account assets in compliance with the Permitted Ranges terminates the Income
Edge guarantee.  Please reconcile these inconsistencies.

iv.	If applicable depending on response to comment iii. above,
please disclose the interaction between the Liquidation Period and the termination of the Income Edge after 5 business days due to failure to comply with the Permitted Ranges. On the one hand, if assets are refunded at the end of the Liquidation Period, there would appear to be no possibility of terminating the Income Edge as these assets "would "not be eligible for the Income Edge." However, if assets are retained, termination would appear at hand. Such disclosure should be provided where applicable.

v.	Please be more precise in the first sentence of the third
bullet
point, i.e., "decreases to $0 solely due to poor market performance prior to the Retirement Income Date."

vi.	In the second sentence of the last bullet point, please
clarify
that the RIB "[may] be increased . . . in a proportionate amount, based on the amount of the contribution (or some portion thereof)."

	h.	Income Edge Fee (page 10)

      Please replace the current cross-reference with a cross-reference to "Annual Income Edge Fee" beginning on page 16. The current cross-reference is to a very general discussion of fees in the summary section.

	i.	Regulatory Protections (page 10)

      In the second paragraph, please describe, if applicable, who or what entities would be subject to Advisers Act with respect to the sale of the Income Edge to investors.

10.	The Income Edge Certificate (page 10)

a.	Please be more precise in the third paragraph of the preamble as
to when Income Edge lifetime payments will begin.

	b.	How Does Your Income Edge Work? (page 12)

      Please reconcile the second sentence of the first paragraph with the general requirement that all assets of an Account must comport with one of the model portfolios as described in rest of prospectus, for example, first bullet point under "Risk Factors" on page 7.



	c.	About Investors Capital (page 12)

i.	The prospectus notes in the first paragraph of this
subsection
that investors may make transfers among model portfolios only once every 90 days. Please note in the risk factors section the risk that this limit may preclude an investor from carrying out desired changes in asset allocations within a desired time frame.

ii.	In the second paragraph, please disclose whether registered
representatives will also assist clients as do Financial Advisors, and if so, the legal basis for doing so.

		iii.	Please identify and explain the role of the
custodian.

	d.	The Current Permitted Ranges for the Model Portfolios
(page
13)

i.	The bullet points in the "About the Model Portfolios"
subsection
notes what it refers to as the "approximate" allocation between
equity and fixed income securities in each portfolio.   The
following
section makes clear that this "approximate" percentage is simply a number within the range of permissible allocation percentages.
The
word "approximate" in this context appears misleading in light of the actual minimum and maximum "Overall" Equity and Fixed permitted under each model portfolio as disclosed at the end of the Style Allocation table and the disclosure should be revised accordingly.

ii.	Please describe the terms "Large Cap," "Mid Cap," and "Small
Cap
US Equity."

Moreover, the existing footnotes describing the other sub-asset classes are duplicative of the footnotes for the corresponding table provided in the Income Edge I prospectus. The footnotes made sense in the context of the prior product as the Income Edge I invested in individual securities and not necessarily individual funds. However, this is not necessarily the case in the current prospectus where the product is funded exclusively by individual funds and ETFs.

Therefore, please revise the footnotes describing the sub-asset classes to better tailor the description in light of the fact the investments that match the sub-asset class description are composed of individual funds and ETFs, i.e., it would seem that the sub-asset class descriptions would be worded more in terms of the type of investment objectives and strategies of the funds and ETFs constituting a particular sub-asset class.

iii.	Aside from the Permitted Ranges of investments, please
disclose
any other limitations as to the types of individual funds and exchange traded funds ("ETFs") (including a brief description of ETFs), for example, will they be affiliated and/or unaffiliated. If
Investors Capital can use any and all funds or ETFs, then state so as well.

iv.	Please clarify to whom the investor should refer to get more information on the specific funds in which assets allocated to a particular group in a model will be invested.

v.	Please note that the single asterisk footnote to the table
does
not appear necessary.

vi.	Footnotes 8 and 9 should include `HQ` or `High Quality` to be consistent with the listing of the investments on the previous page

vii.	In the last sentence, please disclose how the form may be
obtained by written or oral request.

e.	What Happens if Your Contributions or Withdrawals or Other
Actions Cause the Investments in Your Account to Fall Outside the
Permitted Ranges? - Cure Period (page 15)

      Please explain to the staff the utility of having a "Cure Period" if the company is "not required to give [an owner] advance notice of termination," especially in the circumstance noted in the previous subsection, i.e., where the violation occurs outside the control of the investor and, presumably, therefore without the knowledge of the investor.

f.	What Happens if the Value of Your Account is Too Low for
Investors Capital to Invest within the Permitted Ranges (page 15)

	Please thoroughly explain the workings of the Income Edge if your Account is liquidated into cash including among other features the effect of subsequent contributions and withdrawals and when the
Retirement Income Amount ("RIA") is accessible.

11.	Annual Income Edge Fee (page 16)

a.	The second example on page 17 includes references to "Model
A"
and Model B," which are terms associated with the Income Edge I prospectus. Please revise them and any other similar references accordingly.

b.	Please be more precise in the second bullet point under "For all
certificates:" by replacing "new" with a more term or phrase that better keeps in line with prior and subsequent disclosure regarding higher fees, e.g., "reset" or "increased."

12.	Withdrawals from Your Account (page 17)

a.	Please clarify that the last sentence of the second paragraph under "Definition of `Withdrawal`" is on or after the RID.

The same applies to the second sentence of the second paragraph under
"How do you structure Withdrawals from Your Account?" on page 18 with respect to "withdrawals in excess of the Retirement Income
Amount."

b.	In the last paragraph under "How do you structure Withdrawals from Your Account?" on page 18, please disclose whether this applies to Accounts that have been liquidated into cash as described under "What Happens if the Value of Your Account is Too Low for
Investors
Capital to Invest within the Permitted Ranges on page 15.

c.	Under "How Do You Know When You have Reached Your `Retirement
Income Date` and Can Start . . ." on page 18, please clarify what impact, if any, results if a 65th birthday falls on a non-business day. If there is no impact then please say so.

d.	How Do You Calculate How Much You Have Left To Withdraw In
Any
Calendar Year Without Reducing Your Retirement Income Base? (page
18)

      Please revise the first two sentences to account for the impact that fees considered to be "Excess Withdrawals" (as disclosed on next page under "Withdrawals on or after the Retirement Income Date") may have on or after the RID even if your remaining RIA is still greater than zero, i.e., not appropriate to say you can calculate "the maximum amount you have left."

e.	In the last paragraph under "the Importance of Considering
When
to Start Making Withdrawals" on page 20, please provide contact information so that owners may obtain the relevant information.

13.	Retirement Income Amount (page 20)

a.	In light of comments 9.f.i. and 12.c. above, please revise
the
date the RIA is calculated under "How is Your `Retirement Income Amount` Calculated?" and wherever else applicable accordingly including the second to last paragraph under "Increases as a Result of the Annual Optional Reset" on page 24 and any examples, such as those appearing on pages 22 and 23 which use the phrase "because it is the first business day following January 1."

b.	Under "Can My Retirement Income Amount Increase?" on page 21, please be clear as to the duration of such events (i.e., up through or beyond the RID) and include risk disclosure regarding potentially higher fees.

c.	The prospectus notes in the same subsection that the RIB can increase if the investor exercises the Annual Optional Increase.
The
prospectus notes elsewhere that the Annual Optional Increase occurs unless the investor affirmatively rejects the increase. Please revise the disclosure in this subsection accordingly.

d.	Please reconcile the latter part of the first paragraph under
"Increases from Additional Contributions to Your Account" regarding cash contributions with the first paragraph under "What Happens if Your Contributions or Withdrawals or Other Actions Cause the Investments in Your Account to Fall Outside the Permitted Ranges?"
on
page 15, i.e., if the means of how an Account ends up with excess cash is suppose to make a difference as to whether the Account is still within the Permitted Ranges, then both sections should make this clear.

e.	The prospectus states in the third sentence of the first
paragraph under "Increases from Additional Contributions to Your Account" that additional cash contributions before the RID increase the RIB by an amount equal to cumulative cash contributions after the effective date including the current contribution, less cumulative cash contributions after the effective date excluding the current contribution. Please either clarify supplementally why the prospectus does not simply state that contributions during this phase increase the RIB dollar for dollar or revise the statement accordingly.

f..	The prospectus notes in the following sentence that
additional
cash contributions before the RID increase the RIB by an amount equal to cumulative cash contributions after the effective date including the current contribution, less cumulative cash contributions after the effective date excluding the current contribution and less "cumulative withdrawals that have not withdrawn the RIB." This states in a somewhat convoluted form that compliant withdrawals count against subsequent contributions in determining increases in the RIB.
Please clarify supplementally why the prospectus doesn`t simply state this or revise the statement accordingly. Please also correct the third bullet point of the summary to note this adverse effect of compliant withdrawals on the RIB and provide corresponding revisions to the discussions of the effect of withdrawals on the RIB on pages
12, on page 17, and elsewhere as applicable.

The formulation in this sentence also appears to leave open the possibility that cumulative withdrawals could count more than once against subsequent contributions. For example, if cumulative contributions after the effective date before the current contribution are $100, with cumulative compliant withdrawals that otherwise do not reduce the RIB of $20, and then a subsequent contribution of $10 is made that results in cumulative contributions of $110, the prospectus suggests that the RIB is not increased due to the previous cumulative compliant withdrawals of $20. If a second subsequent contribution of $10 were then to be made, the formulation suggests that the amount represented by the new contribution ($10, or
$120 - $110 using the formulation in the sentence) would be wiped out by the same cumulative compliant withdrawals that were used to wipe out the previous subsequent contribution. Please clarify if this is intended.

g.	In the examples illustrating the effects of an additional
$50,000 contribution on January 2, 2009 (two examples on page 22 and one example on page 23), the captions `Retirement Income Base` and `Retirement Income Amount` should refer to the values as of January
2, 2009.  Currently, January 1, 2009 is referenced.

14.	Increases As A Result Of The Annual Optional Increase (page
24)

a.	The prospectus states that in the second paragraph of this
subsection in bold that fees paid may increase if no action is taken in response to an Annual Optional Increase notice. The paragraph then notes in the fourth paragraph that the RIB will not increase if the Account Value is lower. Please clarify that in this case the failure to reject the Annual Optional Increase will not result in increased fees.

b.	The second sentence of the third paragraph describes the
amount
by which the retirement income amount will increase as a result of the annual optional increase. The calculation provided, however, appears to calculate the entire increased retirement income amount.

15.	Income Edge Payments (page 25)

      In the third sentence of the second example, the retirement income amount should be shown as $12,500.

16.	General Information - Determining Whether An Income Edge is
Right for you (page 26)

a.	Please revise the disclosure to account for the impact that
fees
may have on Account value.

b.	Please revise this section of the prospectus to caution the
investor that a factor to consider is how the types of investments to which the investor is restricted fits in with the investor`s overall savings goals.

17.	Divorce of Joint Spousal Owners of an Income Edge

      Please reconcile or confirm accuracy of the last two sentences of the first paragraph under "One Former Spouse Remains the Sole Owner of the Account" on page 27 and the last sentence of the first paragraph under "Both Former Spouses Remains the Joint Owner of the
Account" on the same page.

Please apply same to the second paragraph under "One Former Spouse Remains the Sole Owner of the Account" on page 27 and the second paragraph under "Both Former Spouses Remains the Joint Owner of the
Account" on the same page.

18.	Miscellaneous Provisions (page 28)

a.	Under "Periodic Communications to Income Edge Owners," please disclose whether the Income Edge Fee Deduction Notice will identify the source and amount of any fees deducted.

b.	Under "amendments to an Income Edge Certificate," please
disclose whether written notice of any changes to the group annuity contract will also be provided to owners.

19.	Experts (page 34)

      Please confirm all relevant financial statements have been included and have also received appropriate consent.

20.	Annual Statement

	Please revise term "maturity date."

PART II

21.	For Exhibit 1 of Item 16, please disclose how the exhibit has been provided.

22.	Please confirm accuracy of Exhibits 4(a) and (b), which
relate
to Income Edge 1.

23.	For Exhibit 13 of Item 16, please disclose how the exhibit
has
been provided.

24.	The staff considers the powers of attorney too vague as
provided
under Exhibit 24 of Item 16. Please resubmit them so as to be more specific to this particular Income Edge product.

25.	Financial Statements, Exhibits, and Certain Other Information

	Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

26.	Representations

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant`s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.


      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

*****************************************

	Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement.
If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

	Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

      If you have any questions, you are welcome to call me at
(202)
551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code:
20549-8629. My facsimile number is (202) 772-9285.

							Sincerely,



							Sonny Oh
							Staff Attorney
							Office of Insurance Products
Mary K. Johnson, Esq.
Phoenix Life Insurance Company
October 16, 2009
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